Exhibit 99.1

CEMENTOS PACASMAYO S.A.A. ANNOUNCES RESOLUTIONS ADOPTED

AT THE ANNUAL SHAREHOLDERS’ MEETING

Lima, Peru, March 27, 2023 – Cementos Pacasmayo S.A.A. (NYSE: CPAC; BVL: CPACASC1) (“Cementos Pacasmayo” or the “Company”) a leading cement company serving the Peruvian construction industry, announced today that in accordance with the Peruvian Security Market Law Resolution for Material Events and Reserved Information N° 005-014-SMV/01, the Annual Shareholders’ Meeting held on March 24, 2023 at 9:00 am (Peruvian time), approved the following:

1.	Separate and consolidated audited Financial Statements together with the report and opinion of the external auditors as of December 31, 2022, Social Management and Annual Report that includes the annual Corporate Governance report and the Sustainability Report for the year 2022. The Board approved by majority of 99.32% the Social Management and Annual Report that includes the annual Corporate Governance report and the Sustainability Report corresponding to the year 2022, and the Audited Financial Statements as of December 31, 2022 together with the report and opinion of the external auditors and the notes to the Financial Statements corresponding to the year 2022.

2.	Appointment of external auditors 2023-2027: The Board approved by a majority of 84.03% the appointment of Tanaka, Valdivia & Asociados Sociedad Civil de Responsabilidad Limitada, a member firm of EY.

3.	Application of profits for the year 2022 to the “Accumulated Results” account and delegation to the Board of Directors of the powers to pay dividends charged to the “Accumulated Results” account and on account for the year 2023. : The Board approved by a majority of 99.94% the application of profits for the year 2022 and the delegation to the Board of Directors of the powers to pay dividends charged to the account “Accumulated Results” and on account of the year 2023.

4.	Ratification of the distribution of dividends made during fiscal year 2022 for the amount of S/ 194,941,884.00 (Soles) at a rate of S/ 0.42 per common and investment share charged to the accumulated results obtained for the fiscal years as of December 31, 2014 and for the years 2015 to 2021, of which S/ 15,137,008.75 (Soles) correspond to investment shares acquired by the Company (treasury shares), therefore, by maintaining said amount in the Company’s equity, the amount of the dividend corresponding to third parties was S/179,804,875.25 (Soles). : The Board approved by a majority of 99.99% the ratification of the distribution of dividends made during fiscal year 2022.

5.	Establishment of the number of Directors and election of the members of the Board of Directors. Establishment of the number of Directors at seven (7) and election of the following members of the Board of Directors:

●	Venkat Krishnamurthy

●	Ana María Botella Serrano

●	José Raimundo Morales Dasso

●	Ana Sofía Hochschild Correa

●	Humberto Reynaldo Nadal del Carpio

●	Eduardo Hochschild Beeck

●	Esteban Chong Leon

6.	Report on Enviromental, Social and Corporate Governance (ASG) aspects, including our commitments to reduce emissions and carbon neutrality; promotion on gender eequity; and, diversity and the implementation on financial tissk reports linkes to climate change. : The Board was informed.

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a Peruvian cement company located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol “CPAC”. With more than 61 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.